3-11-02



02007411

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 143

RECEIVED MAR 01 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARREDEN GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 FIFTH AVENUE
(No. and Street)

NEW YORK NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA E DOHERTY (212) 332-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID WEISS CPA, LLC
(Name – *if individual, state last, first, middle name*)

469 SEVENTH AVE NEW YORK NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/18/02

OATH OR AFFIRMATION

I, FREDERICK C. ERMEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARREDEN GROUP, INC, as of FEBRUARY 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 2006

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. — N/A Exempt
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. — N/A Exempt
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. — N/A Exempt
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. — N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

David I. Weiss CPA, LLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
CARREDEN GROUP, INC.

We have audited the accompanying statement of financial condition of Carreden Group, Inc. as at December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carreden Group, Inc. as at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, LLC
DAVID I. WEISS CPA, LLC
CERTIFIED PUBLIC ACCOUNTANT

February 12, 2002
New York, New York

CARREDEN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 68,534
Accounts Receivable (Note 2)	142,307
Interest Receivable	430
Securities Owed, at Market Value (Note 2)	3,300
Property and Equipment, Net of Accumulated Depreciation of $72,887 (Notes 2 and 3)	12,019
Prepaid Expenses	7,720
Deferred Income Tax (Note 2)	1,687
Security Deposit	20,786
TOTAL ASSETS	$ 256,783

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable	$ 19,513
Taxes Payable Other than Income Taxes	1,075
Income Taxes Payable (Note 2)	71
TOTAL LIABILITIES	20,659
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDERS' EQUITY	
Common Stock, No Par Value, 1000 Shares Authorized, 100 Shares Issued and Outstanding	25,000
Additional Paid-in Capital	406,361
Retained Earnings (Deficit)	(195,237)
TOTAL STOCKHOLDERS' EQUITY	236,124
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 256,783

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Fee Income	$ 839,163	
Reimbursed Overhead Expenses	86,665	
TOTAL REVENUES		$ 925,828
EXPENSES		
Salaries and Wages	113,793	
Payroll Taxes	9,835	
Promotion and Marketing	15,073	
Travel	17,421	
Professional and Referral Fees	416,202	
Depreciation Expense	4,834	
Insurance	28,872	
Office Expense	10,821	
Rent and Utilities	134,729	
Messenger and Delivery	2,360	
Telephone	28,400	
Dues and Subscriptions	6,184	
Automotive Expense	37,576	
Director Fees	80,000	
Other Expenses	5,847	
TOTAL EXPENSES		911,947
NET INCOME BEFORE OTHER INCOME AND (EXPENSE) AND PROVISION FOR INCOME TAXES		13,881
OTHER INCOME (EXPENSE)		
Interest Income		1,804
NET INCOME BEFORE PROVISION FOR INCOME TAXES		15,685
PROVISION FOR INCOME TAXES (NOTE 2)		2,109
NET INCOME		$ 13,576

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances - January 1, 2001	$ 25,000	$ 406,361	$(166,325)	$ 265,036
Net Income	-	-	13,576	13,576
Stockholders' Distributions	-	-	(42,488)	(42,488)
Balances - December 31, 2001	$ 25,000	$ 406,361	$(195,237)	$ 236,124

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 13,576
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation Expense	$ 4,834	
Changes in Assets and Liabilities:		
Accounts Receivable	(22,154)	
Miscellaneous Receivables	(430)	
Deferred Income Tax	125	
Prepaid Expenses	15,024	
Accounts Payable	7,432	
Taxes Payable Other Than Income Taxes	(1,692)	
Income Taxes Payable	71	
Total Adjustments		3,210
Net Cash Provided By Operating Activities		16,786
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Property and Equipment	(1,004)	
Net Cash Applied to Investing Activities		(1,004)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholders' Distributions	(42,488)	
Net Cash Applied to Financing Activities		(42,488)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(26,706)
CASH AND CASH EQUIVALENTS - at January 1, 2001		95,240
CASH AND CASH EQUIVALENTS - at December 31, 2001		$ 68,534

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year Ended December 31, 2001 for:	
Income Taxes	$ 663

See Notes to Financial Statements

NOTE 1 - NATURE OF ORGANIZATION

Carreden Group, Inc. (the "Company") is a Delaware corporation formed October 26, 1990, for the purpose of conducting business as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company introduces its customer business on a fully disclosed basis with various broker-dealers pursuant to clearing agreements.

The Company transacts its business with customers located throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Accounts Receivable: No allowance for doubtful accounts has been provided for based on prior years' experience and management's analysis of possible bad debts.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation by this method does not differ materially from the straight-line method over the respective useful lives of the assets.

Securities Owned: The Company's marketable securities owned consists of equity securities and are valued at quoted market prices with the resulting gains and losses reflected in the statement of income.

Provision for Income Taxes: For income tax purposes, the stockholders have elected that the Company be treated under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

State and local income taxes are provided based on statutory rates.

In accordance with the Financial Accounting Standards Board Statement No. 109, issued in February 1992, the objective of accounting for income taxes is to recognize the amount of current and deferred tax liabilities and assets at the date of the financial statements. Deferred tax liabilities and assets result from timing differences of certain transactions between the amounts reported for financial accounting and income tax purposes. The deferred income taxes prevent the tax effect of these timing differences from distorting income applicable for financial statement reporting. The Company recognizes the tax effects primarily in the treatment of receivables and payables.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The components of the provision for corporate income taxes for the year ended December 31, 2001 consisted of the following:

	Federal	State	City	Total
Provision for Current Income Taxes	$ -	$ 150	$ 1,834	$ 1,984
Provision for Deferred Income Taxes	-	-	125	125
Total Provision for Income Taxes	$ -	$ 150	$ 1,959	$ 2,109

Use of Estimates: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company to makes estimates and assumptions as to the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	Cost
Office Equipment and Furniture and Fixtures	$ 79,629
Leasehold Improvements	5,277
	84,906
Less: Accumulated Depreciation	72,887
Total	$ 12,019

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $5,000. At December 31, 2001 the Company had net capital of $47,875, which exceeded its requirement of $5,000 by $42,875.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases space under an agreement expiring July 31, 2002 and reflects these payments as rental expense in the periods to which they relate. The aggregate minimum noncanceled commitment for the leased premises over the remaining term is approximately as follows:

Year	Amount
2002	$ 93,830

SUPPLEMENTARY INFORMATION

CARREDEN GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

STOCKHOLDERS' EQUITY		$ 236,124
DEDUCTIONS AND/OR (CHARGES)		
NONALLOWABLE ASSETS/LIABILITIES		
Accounts Receivable	$ 142,307	
Interest Receivable	430	
Property and Equipment, Net	12,019	
Security Deposit	20,786	
Deferred Income Taxes	1,687	
Prepaid Expenses	7,720	
Securities Owned at Market Value	3,300	
TOTAL DEDUCTIONS AND/OR (CHARGES)		188,249
NET CAPITAL, AS DEFINED		47,875
MINIMUM NET CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 42,875

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments totaling approximately $1,800.

See Notes to Financial Statements

David I. Weiss CPA, LLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
CARREDEN GROUP, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Carreden Group, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Carreden Group, Inc., to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Company, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

David I. Weiss CPA, LLC

DAVID I. WEISS CPA, LLC
CERTIFIED PUBLIC ACCOUNTANT

New York, New York